Oclaro, Inc.
225 Charcot Avenue
San Jose, California 95131
July 14, 2016
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Oclaro, Inc.
Registration Statement on Form S-3
Filed July 11, 2016
File No. 333-212455
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oclaro, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S‑3 (File No. 333‑212455) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (Eastern Daylight Time) on July 18, 2016 or as soon thereafter as is practicable.
The Registrant hereby acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Robert T. Clarkson of Jones Day at (650) 739-3996.
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Thank you for your attention to this matter.

Very truly yours,
OCLARO, inc.

By:     /s/ David L. Teichmann
Name:    David L. Teichmann
Title:    Executive Vice President,
General Counsel and Corporate Secretary

cc:    Robert T. Clarkson (Jones Day)